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REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Weaver Tidwell Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Weaver Tidwell Capital, LLC identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provision") under which Weaver Tidwell Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Weaver Tidwell Capital, LLC stated that Weaver Tidwell Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Weaver Tidwell Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Weaver Tidwell Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 1, 2016